

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

November 24, 2009

By U.S. Mail and facsimile to (847) 653-7890

Mr. Randall T. Conte
Chief Financial Officer
Taylor Capital Group, Inc.
9550 West Higgins Road
Rosemont, Illinois 60018

> **Re:** **Taylor Capital Group, Inc.**
> **Form 10-K for the Fiscal Year December 31, 2008**
> **File No. 000-50034**

Dear Mr. Conte:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant